Exhibit 99.1

Weidai Ltd. Announces Third Quarter 2019 Financial Results

Hangzhou, December 31, 2019 – Weidai Ltd. (“Weidai” or the “Company”) (NYSE: WEI), a leading auto-backed financing solution provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third quarter 2019 Financial Highlights:

•	Net revenues were RMB765.9 million (US$107.1 million) in the third quarter of 2019, compared to RMB1,036.7 million in the same period of 2018 and RMB906.7 million in the second quarter of 2019.

•	Loan facilitation service fees were RMB595.8 million (US$83.4 million) in the third quarter of 2019, compared to RMB844.5 million in the same period of 2018 and RMB758.5 million in the second quarter of 2019.

•	Post-facilitation service fees were RMB84.8 million (US$11.9 million) in the third quarter of 2019, compared to RMB92.5 million in the same period of 2018 and RMB89.0 million in the second quarter of 2019.

•	Net income was RMB144.9 million (US$20.3 million) in the third quarter of 2019, compared to RMB187.3 million in the same period of 2018 and RMB106.9 million in the second quarter of 2019.

•	Adjusted net income[1] was RMB144.3 million (US$20.2 million) in the third quarter of 2019, compared to RMB215.1 million in the same period of 2018 and RMB130.1 million in the second quarter of 2019.

Third quarter 2019 Operational Highlights:

Loan volume

The following table sets forth the volume of loans the Company facilitated and originated (including loans funded by institutional funding partners) for the periods indicated:

	For the three months ended,
	June 30, 2019		September 30, 2019
	RMB	% of total loan volume	RMB	% of total loan volume
	(in millions, except for percentages)

Total loan volume	17,603	100.0	15,971	100.0
Including:
Loans funded by institutional funding partners	749	4.3	503	3.2

Loan balance

Total loan balance decreased to RMB16.6 billion (US$2.3 billion) as of September 30, 2019 from RMB18.2 billion as of June 30, 2019.

1 Adjusted net income, a non-GAAP financial measure, is defined as net income before share-based compensation expenses.

Third quarter 2019 Financial Results

Net revenues decreased by 15.5% to RMB765.9 million (US$107.1 million) in the third quarter of 2019 from RMB906.7 million in the previous quarter, primarily due to decreases in loan facilitation service fees. The decrease was partially offset by the increase in other revenues. The Company’s take rate2 decreased to 4.6% in the third quarter of 2019 from 5.0% in the previous quarter.

•	Loan facilitation service fees decreased by 21.5% to RMB595.8 million (US$83.4 million) in the third quarter of 2019, compared to RMB758.5 million in the previous quarter, primarily due to a decrease in loan volume. In the third quarter of 2019, the impact of applying ASC 606 resulted in a decrease in loan facilitation service fees of RMB133.3 million (US$18.6 million).

•	Post-facilitation service fees decreased by 4.7% to RMB84.8 million (US$11.9 million) in the third quarter of 2019, from RMB89.0 million in the previous quarter.

•	Other revenues increased by 188.3% to RMB61.7 million (US$8.6 million) in the third quarter of 2019, from RMB21.4 million in the previous quarter, primarily due to increase in loan collection fees.

•	Net financing income decreased by 37.8% to RMB23.5 million (US$3.3 million) in the third quarter of 2019, from RMB37.8 million in the previous quarter, primarily due to a decrease in loan balance of the Company’s on-balance sheet loans.

Provision for loans and advances decreased by 66.7% to RMB84.1 million (US$11.8 million) in the third quarter of 2019, from RMB252.3 million in the previous quarter. The decrease was primarily because of a decrease in loss rates resulted from the Company’s optimization efforts in loan collection as well as a decrease in loan volume. Provision for loans and advances as a percentage of net revenue decreased to 11.0% in the third quarter of 2019 from 27.8% in the previous quarter.

Operating costs and expenses decreased by 5.0% to RMB538.1 million (US$75.3 million) in the third quarter of 2019, from RMB566.7 million in the previous quarter. Operating costs and expenses as a percentage of net revenues increased to 70.3% in the third quarter of 2019 from 62.5% in the previous quarter.

•	Provision for financial guarantee liabilities decreased by 60.3% to RMB32.8 million (US$4.6 million) in the third quarter of 2019, from RMB82.7 million in the previous quarter, primarily because of decreases in loss rates and loan volume, as well as the Company’s discontinuation of providing financial guarantees to online investors for consumption loans since July 1, 2019.

•	Origination and servicing expenses increased by 5.2% to RMB335.6 million (US$46.9 million) for the third quarter of 2019 from RMB319.1 million in the previous quarter, primarily due to increased one-off compensation costs due to the termination of certain employees and the acquisition of a new subsidiary.

•	Sales and marketing expenses decreased by 11.9% to RMB67.3 million (US$9.4 million) for the third quarter of 2019 from RMB76.4 million in the previous quarter, primarily due to cost optimization efforts.

•	General and administrative expenses increased by 31.3% to RMB76.4 million (US$10.7 million) for the third quarter of 2019 from RMB58.2 million in the previous quarter. The increase was primarily due to increased one-off compensation costs, which was as a result of the termination of certain employees and the acquisition of a new subsidiary.

•	Research and development expenses decreased by 13.6% to RMB26.1 million (US$3.7 million) in the third quarter of 2019 from RMB30.2 million in the previous quarter, primarily due to cost optimization efforts.

2 “Take rate” is defined as dividing net revenue of a certain period by the period end loan balance.

Share-based compensation benefits was RMB0.6 million (US$0.1 million) in the third quarter of 2019, compared to share-based compensation expenses of RMB23.2 million in the previous quarter due to the termination of certain employees.

Income tax expenses increased to RMB33.4 million (US$4.7 million) in the third quarter of 2019, from RMB13.4 million in the previous quarter.

Net income increased by 35.5% to RMB144.9 million (US$20.3 million) in the third quarter of 2019, from RMB106.9 million in the previous quarter.

Net income and comprehensive income attributable to ordinary shareholders increased by 39.6% to RMB144.2 million (US$20.2 million) in the third quarter of 2019, from RMB103.3 million in the previous quarter.

Adjusted net income increased by 10.9% to RMB144.3 million (US$20.2 million) in the third quarter of 2019, from RMB130.1 million in the previous quarter.

Use of Non-GAAP Financial Measures

The Company uses adjusted net income, a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that adjusted net income helps identify underlying trends in its business by excluding the impact of share-based compensation expenses. The Company believes that adjusted net income provides useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of "non-standard" collateral, into investable assets, to provide accessible credit for China's small and micro enterprises, and connects the borrowers with both online investors and institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the noon buying rate on September 30, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Weidai may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Weidai’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Weidai’s goal and strategies; Weidai’s expansion plans; Weidai’s future business development, financial condition and results of operations; Weidai’s expectations regarding demand for, and market acceptance of, its solutions and services; Weidai’s expectations regarding keeping and strengthening its relationships with borrowers, investors and financial institutions and other platform participants; general economic and business conditions; Weidai’s assumptions underlying or related to any of the foregoing regulations and governmental policies relating to the online consumer finance industry in China; and Weidai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Weidai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Christensen

Mr. Christian Arnell

Tel: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US:

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

WEIDAI LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of June 30,	As of September 30,
	2019	2019
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	862,841	1,217,479	170,332
Restricted cash	806,203	858,748	120,143
Loans and advances, net	1,676,616	1,493,982	209,016
Contract assets	840,125	685,121	95,852
Short-term investments	336,192	336,919	47,137
Prepaid expenses and other assets	562,560	589,063	82,409
Amounts due from related parties	38,746	31,604	4,422
Total current assets	5,123,283	5,212,916	729,311
Non-current assets:
Restricted cash	31,547	31,547	4,414
Long-term investments	13,333	13,574	1,899
Loans and advances, net	211,829	114,177	15,974
Prepaid expenses and other assets	9,606	9,608	1,344
Property, equipment and software, net	74,156	67,448	9,436
Goodwill	5,812	5,812	813
Contract assets	343,982	365,725	51,167
Deferred tax assets	388,404	418,110	58,496
Total non-current assets	1,078,669	1,026,001	143,543
Total assets	6,201,952	6,238,917	872,854

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB2,195,061 and RMB2,163,463 (US$302,680) as of June 30, 2019 and September 30, 2019, respectively):
Payable to institutional funding partners and online investors	456,764	352,542	49,322
Current account with online investors and borrowers	1,187,500	1,236,390	172,977
Income tax payable	117,644	185,467	25,948
Accrued expenses and other liabilities	431,344	444,812	62,231
Amounts due to related parties	21,142	13,926	1,948
Contract liabilities	19,573	20,165	2,821
Total current liabilities	2,233,967	2,253,302	315,247
Non-current liabilities (including non-current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB497,732 and RMB361,574 (US$50,586) as of June 30, 2019 and September 30, 2019, respectively):
Payable to institutional funding partners and online investors	222,906	118,314	16,553
Contract liabilities	18,637	16,360	2,289
Other non-current liabilities	22,459	24,633	3,446
Deferred tax liabilities	233,730	202,267	28,298
Total non-current liabilities	497,732	361,574	50,586
Total liabilities	2,731,699	2,614,876	365,833

Shareholders’ equity
Class A voting ordinary shares (par value of US$0.000002 per share; 35,375,777 shares issued and outstanding as of June 30, 2019 and September 30, 2019)	-	-	-
Class B voting ordinary shares (par value of US$0.000002 per share; 35,071,400 shares issued and outstanding as of June 30, 2019 and September 30, 2019)	1	1	-
Additional paid-in capital	1,219,767	1,219,172	170,568
Accumulated other comprehensive (loss)/income	(2,984)	7,078	990
Retained earnings	2,248,289	2,392,492	334,722
Total Weidai Ltd. shareholders’ equity	3,465,073	3,618,743	506,280
Noncontrolling interests	5,180	5,298	741
Total shareholders’ equity	3,470,253	3,624,041	507,021
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,201,952	6,238,917	872,854

Weidai Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended	Three Months Ended
	June 30, 2019	September 30, 2019
	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)

Net revenues:
Loan facilitation service fees	758,463	595,838	83,361
Post facilitation service fees	89,011	84,790	11,863
Other revenues	21,436	61,714	8,634
Financing income	68,664	43,272	6,054
Less: Funding costs	(30,865)	(19,747)	(2,763)
Net financing income	37,799	23,525	3,291
Total net revenues	906,709	765,867	107,149
Provision for loans and advances	(252,293)	(84,097)	(11,766)
Net revenues after provision for loans and advances	654,416	681,770	95,383

Operating costs and expenses:
Provision for financial guarantee liabilities	(82,710)	(32,794)	(4,588)
Origination and servicing expenses	(319,082)	(335,550)	(46,945)
Sales and marketing expenses	(76,429)	(67,259)	(9,410)
General and administrative expenses	(58,237)	(76,398)	(10,688)
Research and development expenses	(30,219)	(26,100)	(3,652)
Total operation costs and expenses	(566,677)	(538,101)	(75,283)

Income from operations	87,739	143,669	20,100
Interest income, net	9,584	10,720	1,500
Government subsidies	10,513	16,093	2,251
Other expenses, net	12,494	7,784	1,089
Net income before income taxes	120,330	178,266	24,940
Income tax expenses	(13,438)	(33,376)	(4,669)
Net income	106,892	144,890	20,271
Net income attributable to noncontrolling interests	(3,571)	(687)	(96)
Net income and comprehensive income attributable to Weidai Ltd.’s ordinary shareholders	103,321	144,203	20,175
Earnings per share:
Basic	1.47	2.05	0.29
Diluted	1.46	2.05	0.29
Shares used in earnings per share computation:
Basic	70,447,177	70,447,177	70,447,177
Diluted	70,662,869	70,472,073	70,472,073

Weidai Ltd.

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended	Three Months Ended
	June 30, 2019	September 30, 2019
	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)

Net income	106,892	144,890	20,271
Add:
Share-based compensation expenses/(benefits)	23,187	(595)	(83)
Adjusted net income	130,079	144,295	20,188